FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Webcast for analysts and investors on the Rights Issue	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A. pursuant to article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica S.A. informs that today, Thursday 26 March, 2015, at 16.00 hours CET, a presentation will be held, via webcast, for analysts and investors in relation to the rights issue announced yesterday, 25 March 2015, by means of the Significant Event registered on the same date.

The presentation may be followed by any interested person through the corporate website of Telefónica (www.telefonica.com).

Furthermore, to participate in the Q&A session, please dial:

From Spain: +34 91 375 3083

From the United States: +1 646 254 3371

From the U.K. and other countries: +44 (0) 203 427 19 27

Conference Code: 3937258

The presentation to analysts and investors shall be made public before its start, by means of its communication to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) and its broadcast in the corporate website of Telefónica (www.telefonica.com).

In conjunction with the share capital increase and offering, Banco Santander, BBVA, CaixaBank, J.P. Morgan, Morgan Stanley and UBS Investment Bank are acting as joint global coordinators, along with BofA Merrill Lynch, Barclays, BNP PARIBAS, Citigroup, HSBC and Société Générale Corporate & Investment Banking as joint bookrunners. In addition, the banking syndicate includes Banca IMI, Banco Sabadell, COMMERZBANK, Crédit Agricole CIB, Credit Suisse, Fidentiis Equities, Mitsubishi UFJ Securities International, Nomura and UniCredit Bank as co-lead managers.

Madrid, 26 March, 2015

Disclaimer

This document may not be distributed, directly or indirectly, in any jurisdiction in which said distribution is contrary to the applicable laws.

This document may not be considered as a prospectus and is not an offer or a solicitation to buy, sell, subscribe or exchange the securities issued or to be issued by Telefónica, S.A. No such offer in relation to said securities shall be conducted in any jurisdiction in which said offer is illegal.

Those residents in jurisdictions other than Spain who have access to this document shall seek information regarding the legal restrictions that may be applicable, both relative to the distribution of this document and its content, and shall comply with them accordingly.

This document is not an offer for sale of securities in the United States and the securities referred to herein may not be offered or sold in the United States nor to, on behalf or for the benefit of, any citizen of the United States, as defined in the Regulation S of the US Securities Act of 1933, as amended (“US Securities Act”), unless such offer is registered or falls under an exception of registration pursuant the US Securities Act.

Telefónica, S.A. has filed a registration statement (including a prospectus), and expects to file later today a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Telefónica, S.A. has filed with the SEC for more complete information about Telefónica, S.A. and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any securities referred to in this announcement except on the basis of the information contained in the prospectus.

The authorization to make a public offer of the New Shares in the Republic of Argentina has been requested to the Argentinean National Securities Commission (Comisión Nacional de Valores) (“CNV”) on 11 March 2015, in compliance with the applicable laws and, for the time being, it has not been yet granted. This document is not an offer to sale nor an invitation to conduct an offer to buy, and no purchases or sales of the transferable securities referred to herein may be carried out until the public offer has been authorized by the CNV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 26th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors